UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2024

Commission file number: 001-41516

TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

+86-021-6136-6616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On July 19, 2024, TH International Limited, a Cayman Islands exempted company (the “Company”), received a notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”), stating that the Company’s ordinary shares, par value $0.00000939586994067732 per share (the “ordinary shares”), fail to comply with the $1.00 minimum bid price requirement for continued listing on Nasdaq in accordance with Nasdaq Listing Rule 5550(a)(2) based upon the closing bid price of the ordinary shares for the 30 consecutive business days prior to the date of the Notice.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided an initial compliance period of 180 calendar days, or until January 15, 2025, to regain compliance with the minimum bid price requirement. To regain compliance, the closing bid price of the ordinary shares must be at least $1.00 for at least 10 consecutive business days (with such compliance period extendable at the discretion of Nasdaq) prior to January 15, 2025. Nasdaq would then provide a written confirmation of compliance and the matter will be closed.

If the Company is unable to regain compliance by January 15, 2025, the Company may be eligible for an additional 180 calendar day compliance period to demonstrate compliance with the minimum bid price requirement. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement, and will need to provide written notice to Nasdaq of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary, and it must otherwise appear to Nasdaq that the Company is capable of curing the deficiency. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180 calendar day period, then Nasdaq will notify the Company of its determination to delist the ordinary shares, at which point the Company would have an opportunity to appeal the delisting determination to a Hearings Panel.

The Company will monitor the closing bid price of its ordinary shares.  Receipt of the Notice has no effect on the Company’s business operations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TH International Limited

/s/ Yongchen Lu
Yongchen Lu
Chief Executive Officer

Date: July 24, 2024

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